Fantex, Inc.

330 Townsend Street, Suite 234

San Francisco, California 94107

November 18, 2015

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Anne Nguyen Parker, Assistant Director
Justin Dobbie, Legal Branch Chief
J. Nolan McWilliams, Attorney-Adviser
Loan Lauren P. Nguyen, Special Counsel
Kristin Shifflett, Accountant
David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Registration Statement on Form S-1 (File No. 333-191772)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), as amended, Fantex, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-191772, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on October 17, 2013.

At this time, due to the termination of the Company’s Second Amended and Restated Brand Agreement with Arian Foster and The Ugly Duck, LLC, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the Order to the undersigned at 330 Townsend Street, Suite 234, San Francisco, California 94107 or via email at buck.french@fantex.com, with a copy to the Company’s legal counsel, Patrick Pohlen of Latham & Watkins LLP, via facsimile at (650) 463-2600.

If you have any questions regarding this application, please contact Patrick Pohlen of Latham & Watkins LLP by telephone at (650) 463-3067 or by fax at (650) 463-2600. Thank you for your attention to this matter.

Very truly yours,

/s/ Cornell “Buck” French

Cornell “Buck” French
President and Chief Executive Officer

cc:                                David Peinsipp, Esq., Cooley LLP

Patrick A. Pohlen, Esq., Latham & Watkins LLP

Jim Morrone, Esq., Latham & Watkins LLP